File No. 70-10097

(As filed April 15, 2003)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(POS AMC)

POST EFFECTIVE AMENDMENT No. 1 TO APPLICATION/DECLARATION ON FORM U-1/A
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Northeast Gas Markets LLC               Boston Gas Company d/b/a KeySpan Energy
100 Cummings Center                       Delivery New England
Suite 457G                              Essex Gas Company d/b/a KeySpan Energy
Beverly, MA 01915-6132                    Delivery New England
The Brooklyn Union Gas Company d/b/a    One Beacon Street
KeySpan Energy Delivery New York        Boston, Massachusetts 02108
One MetroTech Center                    EnergyNorth Natural Gas,Inc. d/b/a
Brooklyn, New York 11201                KeySpan Energy Delivery New England
KeySpan Gas East Corporation d/b/a      1260 Elm Street
KeySpan Energy Delivery Long Island     P.O Box 329
175 East Old Country Road               Manchester, New Hampshire  03105
Hicksville, New York  11801
______________________________________________________________________________
             (Name of companies filing this statement and addresses
                        of principal executive offices)

                 _____________KeySpan Corporation______________
       (Name of top registered holding company parent of each applicant)

                              John J. Bishar, Jr.
                   Senior Vice President and General Counsel
                              KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
               __________________________________________________
                     (Name and address of agent for service)

                    The Commission is also requested to send
                copies of any communications in connection with
                                this matter to:

                           Frederick M. Lowther, Esq.
                              Laura V. Szabo, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                               2101 L Street, NW
                             Washington, D.C. 20037

POST-EFFECTIVE AMENDMENT NO. 1 TO
APPLICATION/DECLARATION UNDER
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Item 1.     Background

A.     Introduction

        On January 14, 2003, the Commission issued an order (Rel. No. 35-27638) in this proceeding (the “Order”) authorizing Northeast Gas Markets LLC (“NEGM”) to provide gas contract services to The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York (“KEDNY”), KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island (“KEDLI”), Boston Gas Company d/b/a KeySpan Energy Delivery New England (“Boston Gas”), Essex Gas Company d/b/a KeySpan Energy Delivery New England (“Essex Gas”), and EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England (“ENGI”) (collectively, the “KeySpan Gas Utilities”) pursuant to the terms described in the Order and the underlying application. NEGM and the KeySpan Gas Utilities (collectively, the “Applicants”) are subsidiaries of KeySpan Corporation (“KeySpan”), which is a registered holding company under Public Utility Holding Company Act of 1935 (the “Act”).

        Pursuant to Section 13(b) of the Act, the Order authorizes NEGM to provide gas contract services to the KeySpan Gas Utilities under a management service agreement and agency agreement (collectively referred to herein as the “M&A Agreement”) which relates to gas supply contracts that the KeySpan Gas Utilities have entered into with EnCana Corporation (the “EnCana Gas Contracts”). The Order permits NEGM to provide the M&A Agreement services to the KeySpan Gas Utilities with respect to the Encana Gas Contracts for the period commencing on January 15, 2003 until the M&A Agreement expires on March 31, 2004 unless extended pursuant to the terms of those agreements.

        In this proceeding, NEGM also requested authorization until March 31, 2006, to enter into contracts to provide the KeySpan Gas Utilities with contract services for new Canadian gas supplies that the KeySpan Gas Utilities purchase once the M&A Agreement and Encana Gas Contracts terminate, provided that certain conditions are met with respect to such additional transactions (the “Additional Transactions”). The Order grants the Additional Transactions authority, however, page 7 of the Order contains the following language, in pertinent part, which includes the underlined phrase that inaccurately describes NEGM’s request with respect to the Additional Transactions:

           “Accordingly, Declarants request authority . . . (B) until March 31, 2006, for NEGM to enter into transactions, under the Encana Gas Contract and the M&A Agreement described above, to provide contract services to the KeySpan Gas Utilities with respect to their gas supplies provided the following conditions are met: (1) the price charged to a KeySpan Gas Utility (a) is no greater than the prices that unaffiliated entities pay to NEGM for the same type of contract services and (b) will not be greater than $0.0128 per

            Mcf with respect to the KeySpan Gas Utilities; (2) the non-price terms of any NEGM gas contract services provided to a KeySpan Gas Utility are the same as those provided to non-affiliated entities obtaining the same type of service from NEGM; and (3) the KeySpan Gas Utility’s cost of gas is regulated by its applicable state commission and the utility treats the price paid for NEGM services as a cost of gas.”(emphasis added)

        The Order also requires NEGM to file within 60 days of the close of each financial quarter, quarterly reports with the Commission detailing the (a) the types of gas contract services rendered and to whom pursuant to the Order authorizations; (b) the price for such contract services and how they were determined and (c) NEGM’s income statements and balance sheets (collectively, the “Quarterly Report Filings”).

B.     Relief Requested

        The Applicants respectfully request that the Commission issue an order clarifying that the request for the Additional Transaction authority described above is not limited to the Encana Contract and M&A Agreement. As described in the application, NEGM requested the Additional Transaction authority to apply to new contract service arrangements with the KeySpan Gas Utilities after the Encana/M&A Agreement transaction terminated, provided that the other Order conditions were met. However, by inadvertently including the phrase “under the Encana Gas Contract and the M&A Agreement described above,” the Commission has unintentionally limited the Additional Transaction authority to the Encana/M&A Agreement arrangements which effectively eliminates the ability of NEGM to enter into the Additional Transactions throughout the March 31, 2006 authorization period. Applicants respectively submit that this was not the Commission’s intent and that the issue could be corrected by a clarifying order in which the phrase “under the Encana Gas Contract and the M&A Agreement described above,” is removed from the Order.

        With respect to the timing on the Quarterly Report Filings, NEGM requests that the Commission find that NEGM will be in compliance with this requirement if such reports are consolidated into the Rule 24 quarterly reports KeySpan is required to make under its financing order authorizations. Specifically, on November 8, 2000, the Commission issued an order (Release No. 35-27272), as corrected by the order issued on December 1, 2000 (collectively, the “Financing Order”), requiring KeySpan to make Rule 24 quarterly reports within sixty (60) days after the end of each of the first three calendar quarters, and ninety (90) days after the end of the last calendar quarter. KeySpan and NEGM believe that for administrative purposes, it would be beneficial to consolidate the information required for the NEGM Quarterly Report Filings into the KeySpan Rule 24 statements so that they are on the same timetrack. This will accomplish the Commission’s reporting goals while allowing NEGM and KeySpan to avoid duplicative and costly incremental work related to coordination of their compliance filings under the Act.

Item 2.     Fees, Commissions and Expenses

        The estimated fees, commissions and expenses incurred by the Applicants in connection with the preparation of this application are approximately $2,000 which are comprised of legal fees.

Item 3.     Rule 54

        KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). With respect to Rule 53(a)(1), on December 6, 2002, the Commission issued an order permitting KeySpan to directly or indirectly invest up to $2.2 billion in the aggregate in EWGs and existing FUCOs and concluding this would not have the adverse effects set forth in Rule 53(c).1 At December 31, 2002, KeySpan’s anticipated or current “aggregate investment” as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $974.9 million. In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan’s EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) by its terms does not apply to the transactions proposed in this proceeding since they do not involve the issue or sale of a security to finance the acquisition of and EWG or FUCO or otherwise.

        With respect to capitalization, there has been no material adverse impact on KeySpan’s consolidated capitalization resulting from KeySpan’s investments in EWGs and FUCOs. As of December 31, 2002, KeySpan’s consolidated capitalization consisted of approximately 32% equity and 68% debt. These ratios comply with the requirement in KeySpan’s Financing Order that KeySpan’s common equity will be at least 30% of its capitalization; the proposed transaction in this proceeding will have no adverse impact on KeySpan’s ability to satisfy that requirement. The financing application upon which the Financing Order was based indicated that KeySpan’s consolidated common equity to total capitalization ratio was approximately 35% at that time. In addition, at December 31, 2002, KeySpan’s senior unsecured debt was rated “investment grade” by all the major rating agencies.

1KeySpan Corp.,Holding Co. Act Rel. No. 70-27612 (Dec. 6, 2002).

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                             NORTHEAST GAS MARKETS LLC

                                             ___________/s/_______________
                                             Michael S. Lucy
                                             President

                                             THE BROOKLYN UNION GAS
                                             COMPANY D/B/A KEYSPAN ENERGY
                                             DELIVERY NEW YORK

                                             ___________/s/_______________
                                             Richard A. Rapp, Jr.
                                             Vice President and Secretary

                                             KEYSPAN GAS EAST
                                             CORPORATION D/B/A KEYSPAN
                                             ENERGY DELIVERY LONG ISLAND

                                             ___________/s/_______________
                                             Kevin Knapp
                                             Vice President, Gas Operations

                                             BOSTON GAS COMPANY D/B/A
                                             KEYSPAN ENERGY DELIVERY NEW ENGLAND

                                             ___________/s/_______________
                                             Richard A. Rapp, Jr.
                                             Vice President and Secretary

                                             ESSEX GAS COMPANY D/B/A KEYSPAN
                                             ENERGY DELIVERY NEW ENGLAND

                                             ___________/s/_______________
                                             Richard A. Rapp, Jr.
                                             Vice President and Secretary

                                             ENERGYNORTH NATURAL GAS, INC. D/B/A
                                             KEYSPAN ENERGY DELIVERY NEW ENGLAND

                                             ___________/s/_______________
                                             Richard A. Rapp, Jr.
                                             Vice President and Secretary